Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(millions of dollars)
Earnings, as defined:
Net income	$1,639	$1,312	$1,281	$901	$896
Income taxes	450	368	397	282	272
Fixed charges included in the determination of net income, as below	859	799	732	622	516
Amortization of capitalized interest	15	12	11	11	8
Distributed income of equity method investees	124	175	104	86	83
Less: Equity in earnings of equity method investees	93	68	181	124	96

Total earnings, as defined	$2,994	$2,598	$2,344	$1,778	$1,679

Fixed charges, as defined:
Interest expense	$813	$762	$706	$593	$489
Rental interest factor	28	23	15	16	16
Allowance for borrowed funds used during construction	18	14	11	13	11
Fixed charges included in the determination of net income	859	799	732	622	516
Capitalized interest	55	40	18	8	43

Total fixed charges, as defined	$914	$839	$750	$630	$559
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Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	3.28	3.10	3.13	2.82	3.00
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(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.